[Wachtell, Lipton, Rosen & Katz Letterhead]

VIA EDGAR

September 29, 2023

Dan Duchovny
Blake Grady
Division of Corporation Finance
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	PFSweb, Inc.
Schedule TO-T filed by GXO Logistics, Inc.
Filed September 21, 2023
File No. 005-59323

Dear Messrs. Duchovny and Grady:

On behalf of our client, GXO Logistics, Inc. (“Parent”), this letter responds to the comments from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (“Commission”) that were set forth in your letter dated September 27, 2023 (the “Comment Letter”) regarding Parent’s Schedule TO-T, filed with the Commission on September 21, 2023 (including the exhibits thereto, the “Schedule TO”).

In connection with this letter responding to the Staff’s comments, Parent is today filing Amendment No. 3 to the Schedule TO (“Amendment No. 3”).

For your convenience, the text of the Staff’s comments are set forth in bold, followed by the response on behalf of the Company. Unless otherwise indicated, all page numbers referenced herein are to the applicable pages of the Offer to Purchase, dated September 21, 2023 (the “Offer to Purchase”).

Schedule TO-T

General

1.
Please tell us how you complied with the dissemination requirements set forth in Rule 14d-4. As one potential issue only, we note that the summary advertisement filed as Exhibit 99(a)(1)(I) does not appear to fully address the requirements of Rule 14d-6(d)(2)(ii), such as the disclosure required by Item 1004(a)(1)(iv) of Regulation M-A.

Response: Parent respectfully acknowledges the Staff’s comment.  Parent relied upon “Summary publication” as described in Rule 14d-4(a)(2) to disseminate the tender offer materials to stockholders of PFSweb, Inc. (the “Company”).  Parent published notice of the tender offer in The Wall Street Journal, a daily newspaper with a national circulation, on September 21, 2023, which was intended to serve as “summary advertisement” for purposes of Rule 14d-4(a)(2)(i).  Parent included a copy of the notice of the tender offer that was published as Exhibit 99(a)(1)(I) to the Schedule TO.  Also on September 21, 2023, Parent commenced the mailing of its tender offer materials to all stockholders of  the Company, and will mail by first class mail or otherwise furnish with reasonable promptness the tender offer materials to any stockholder who requests such tender offer materials pursuant to the summary advertisement or otherwise.

U.S. Securities and Exchange Commission
September 29, 2023

Parent respectfully submits to the Staff that the summary advertisement addressed the requirements of Rule 14d-6(d)(2)(ii) because the summary advertisement incorporated by reference therein the disclosure required by Item 1004(a)(1)(iv) of Regulation M-A.  This was done pursuant to a paragraph on page 4 of the summary advertisement that reads: “The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.”  Paragraph (d)(1) of Rule 14d-6 refers to (i) “[t]he information required by Item 1 of Schedule TO” and (ii) “[t]he information required by the remaining items of Schedule TO for third-party tender offers, except for Item 12 (exhibits) of Schedule TO, or a fair and adequate summary of the information.”  Item 4 of the Schedule TO, which is covered by paragraph (d)(1) of Rule 14d-6, incorporated by reference the information set forth in the Offer to Purchase, including the following sentence on page 11 of the Offer to Purchase: “There will not be a subsequent offering period for the Offer.” This sentence addresses the disclosure required by Item 1004(a)(1)(iv) of Regulation M-A, and Parent respectfully submits that the summary advertisement, which incorporated by reference such sentence, addressed the requirements of Rule 14d-6(d)(2)(ii).

In addition (but without limiting) the foregoing, Parent respectfully notes that the summary advertisement stated both that (1) “… Merger Sub will (and Parent will cause Merger Sub to) accept and pay for all Shares validly tendered…as promptly as practicable after the Expiration Time (but no later than three (3) business days after the date of the Expiration Time)” and (2) “Because the Merger will be governed by Section 251(h) of the DGCL, Merger Sub does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.”  These disclosures make it apparent that there will not be a subsequent offering period following the consummation of the Offer.

Source and Amount of Funds, page 19

2.
We note your disclosure on page 19 and elsewhere that “Parent and Merger Sub currently have, and will have, available to them, through a variety of sources, including cash on hand, funds necessary for the payment of the aggregate Offer Price” (emphasis added). Item 1007(a) of Regulation M-A requires that filers state the specific sources of the funds to be used in the transaction. The disclosure here is equivocal and does not satisfy this requirement. Please revise.

Response: Parent respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 19 of the Offer to Purchase in Amendment No. 3 in response thereto.

3.
Disclose the existence of any alternative financing plans or arrangements in the event Purchaser and Merger Sub do not have the necessary funds to pay the offer consideration and related fees and expenses. If there are none, so state. Refer to Item 1007(b) of Regulation M-A.

Response: Parent respectfully acknowledges the Staff’s comment and has revised the disclosure on page 2 of Schedule TO in Amendment No. 3 in response thereto.

U.S. Securities and Exchange Commission
September 29, 2023

If you have any questions regarding these responses or otherwise related to the Schedule TO, please contact the undersigned at (212) 403-1122 or VSapezhnikov@wlrk.com, or my colleague Adam Emmerich at (212) 403-1234 or AOEmmerich@wlrk.com.

Sincerely,

/s/ Viktor Sapezhnikov
Viktor Sapezhnikov

cc:	Malcolm Wilson, Chief Executive Officer, GXO Logistics, Inc.
Karlis P. Kirsis, Chief Legal Officer, GXO Logistics, Inc.
Adam O. Emmerich, Wachtell, Lipton, Rosen & Katz